                                                                 COMMISSION FILE
                                                                      NO. 1-9912

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                           NOVA GAS TRANSMISSION LTD.

            450 - 1ST STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

               Form 20-F                Form 40-F   X
                         -----                    -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                      No          X
                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

A copy of the Registrant's

     Interim unaudited financial statements for the first quarter, three months ended March 31, 2003, including Management's Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2003, is furnished herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             NOVA GAS TRANSMISSION LTD.

                                             By: "RUSSELL K. GIRLING"
                                                 -------------------------------
                                                 Russell K. Girling, Director



May 29, 2003

                                  EXHIBIT INDEX

(a) Interim unaudited financial statements for the first quarter, three months ended March 31, 2003; including Management's Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2003.

     ---------------------------------------------------------------------------

                           NOVA GAS TRANSMISSION LTD.


                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)


                        THREE MONTHS ENDED MARCH 31, 2003

                           NOVA GAS TRANSMISSION LTD.
                               CONSOLIDATED INCOME
                              (MILLIONS OF DOLLARS)


                                                                             Three Months Ended
                                                                                  March 31
                                                                 -------------------------------------------
                                                                        2003                       2002
                                                                     (UNAUDITED)               (unaudited)
                                                                 ------------------        -----------------

REVENUES                                                                     328                      334

EXPENSES
Operating expenses                                                            98                       90
Depreciation                                                                  74                       73
                                                                 ------------------        -----------------
                                                                             172                      163
                                                                 ------------------        -----------------

OPERATING INCOME                                                             156                      171
                                                                 ------------------        -----------------

OTHER EXPENSES / (INCOME)
Financial charges                                                             70                       73
Allowance for funds used during construction                                  --                       (1)
Other                                                                          2                        3
                                                                 ------------------        -----------------
                                                                              72                       75
                                                                 ------------------        -----------------

INCOME BEFORE INCOME TAXES                                                    84                       96

INCOME TAXES                                                                  40                       45
                                                                 ------------------        -----------------

NET INCOME                                                                    44                       51
                                                                 ==================        =================


           See accompanying Notes to Consolidated Financial Statements


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         2

                           NOVA GAS TRANSMISSION LTD.
                             CONSOLIDATED CASH FLOWS
                              (MILLIONS OF DOLLARS)

                                                                             Three Months Ended
                                                                                  March 31
                                                                 -------------------------------------------
                                                                        2003                      2002
                                                                    (UNAUDITED)               (unaudited)
                                                                 -----------------        ------------------
CASH GENERATED FROM OPERATIONS
Net income                                                                   44                        51
Depreciation                                                                 74                        73
Future income taxes                                                           2                        (1)
Other                                                                         2                        12
                                                                -----------------        ------------------
Funds generated from operations                                             122                       135
Decrease in operating working capital                                        66                        22
                                                                -----------------        ------------------
Net cash provided by operating activities                                   188                       157
                                                                -----------------        ------------------

INVESTING ACTIVITIES
Capital expenditures                                                        (12)                      (58)
Deferred amounts and other assets                                            (3)                       (8)
                                                                -----------------        ------------------
Net cash used in investing activities                                       (15)                      (66)
                                                                -----------------        ------------------

FINANCING ACTIVITIES
Common share dividends                                                       --                       (45)
Decrease in amounts due to parent                                          (173)                      (46)
                                                                -----------------        ------------------
Net cash used in financing activities                                      (173)                      (91)
                                                                 -----------------        ------------------

CHANGE IN CASH                                                               --                        --
CASH AT BEGINNING OF PERIOD                                                  --                        --
                                                                 -----------------        ------------------
CASH AT END OF PERIOD                                                        --                        --
                                                                 =================        ==================


           See accompanying Notes to Consolidated Financial Statements

On behalf of the board:

          /s/ Russell K. Girling               /s/ Albrecht W.A. Bellstedt
        -----------------------------         -----------------------------
                  (Signed)                              (Signed)
                  Director                              Director


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         3

                           NOVA GAS TRANSMISSION LTD.
                           CONSOLIDATED BALANCE SHEET
                              (MILLIONS OF DOLLARS)

                                                                        MARCH 31               December 31
                                                                          2003                   2002
                                                                      (UNAUDITED)              (audited)
                                                                 --------------------     ------------------
ASSETS

CURRENT ASSETS
   Accounts receivable                                                          115                    130
   Inventories                                                                   31                     32
                                                                 --------------------     ------------------
                                                                                146                    162

PLANT, PROPERTY AND EQUIPMENT                                                 4,880                  4,942
DEFERRED AMOUNTS AND OTHER ASSETS                                                51                     50
FUTURE INCOME TAXES                                                              33                     35
                                                                 --------------------     ------------------
                                                                              5,110                  5,189
                                                                 ====================     ==================


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
   Accounts payable                                                              39                     12
   Due to parent                                                                190                    363
   Accrued  interest                                                             67                     44
   Long-term debt due within one year                                           296                    296
                                                                 --------------------     ------------------
                                                                                592                    715
                                                                 --------------------     ------------------
LONG-TERM DEBT                                                                2,625                  2,625
                                                                 --------------------     ------------------

COMMON SHAREHOLDER'S EQUITY
   Common shares                                                              1,706                  1,706
   Retained earnings                                                            187                    143
                                                                 --------------------     ------------------
                                                                              1,893                  1,849
                                                                 --------------------     ------------------
                                                                              5,110                  5,189
                                                                 ====================     ==================


           See accompanying Notes to Consolidated Financial Statements


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         4

                           NOVA GAS TRANSMISSION LTD.
                         CONSOLIDATED RETAINED EARNINGS
                              (MILLIONS OF DOLLARS)

                                                                             Three Months Ended
                                                                                  March 31
                                                                  --------------------------------------------
                                                                        2003                      2002
                                                                    (UNAUDITED)                (unaudited)
                                                                  ------------------        ------------------
BALANCE AT BEGINNING OF PERIOD                                                 143                         2

Net income                                                                      44                        51
Common share dividends                                                          --                       (45)
                                                                  ==================        ==================
BALANCE AT END OF PERIOD                                                       187                         8
                                                                  ==================        ==================


           See accompanying Notes to Consolidated Financial Statements


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         5

                           NOVA GAS TRANSMISSION LTD.
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1     SIGNIFICANT ACCOUNTING POLICIES

           The consolidated financial statements of NOVA Gas Transmission Ltd. have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2002. These consolidated financial statements for the three months ended March 31, 2003 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

           Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         6

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOVA GAS TRANSMISSION LTD. (NGTL OR THE CORPORATION) AND THE NOTES THERETO.

RESULTS OF OPERATIONS

NGTL's net earnings were $44 million for the first quarter 2003, compared to $51 million for the same period in 2002. The decrease in net earnings is primarily due to lower earnings as a result of the 2003 Alberta System Revenue Requirement Settlement (the ASRRS), a one-year settlement which includes a fixed revenue requirement component of $1.277 billion for NGTL's Alberta System, compared to a fixed revenue requirement component of $1.347 billion in 2002.

LIQUIDITY AND CAPITAL RESOURCES

FUNDS GENERATED FROM OPERATIONS

Funds generated from operations for the first quarter 2003 were $122 million, compared to $135 million for the first quarter 2002. NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate, and remains substantially unchanged since December 31, 2002.

INVESTING ACTIVITIES

Net capital expenditures for the three months ended March 31, 2003 totalled $12 million, compared to $58 million for the same period in 2002. Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services.

FINANCING ACTIVITIES

During the three months ended March 31, 2003, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TransCanada). The Corporation anticipates that future financing requirements will be obtained from TransCanada or from third parties.

RISK MANAGEMENT

NGTL's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. For further information on risks, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

All elements of NGTL's financial risks are managed on its behalf by TransCanada. The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market risk exposures in accordance with its corporate market risk policy and position limits. NGTL's primary market risks result from volatility in interest rates, foreign currency exchange rates and the failure of counterparties to meet contractual financial obligations.


NGTL MANAGEMENT'S DISCUSSION AND ANALYSIS                                      1

CRITICAL ACCOUNTING POLICY

NGTL's critical accounting policy is the use of regulatory accounting for its regulated operations which remains unchanged since December 31, 2002. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

CRITICAL ACCOUNTING ESTIMATE

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Corporation's consolidated financial statements requires the use of estimates and assumptions that have been made using careful judgement. NGTL's critical accounting estimate, which remains unchanged since December 31, 2002, is depreciation expense. For further information on this critical accounting estimate, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

OUTLOOK

The outlook for the Corporation remains relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

The ASRRS was filed with the EUB on February 27, 2003. The ASRRS is the result of a consultative process that included producers, industrial users, consumer groups, marketers and export groups. This one-year settlement establishes the Alberta System's fixed revenue requirement for 2003. The ASRRS is currently before the EUB for approval together with the Alberta System 2003 Tariff Settlement which includes proposed modifications to rate design and an application for a new firm transportation service. These settlements are expected to form the basis of the Alberta System tolls for 2003. NGTL had originally applied to the EUB for approval of two new services but, after consulting with its customers, has withdrawn the application for one of the proposed services.

FORWARD-LOOKING INFORMATION

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


NGTL MANAGEMENT'S DISCUSSION AND ANALYSIS                                      2